SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	June 20, 2005 at 11.30 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso Timber completes negotiations with its personnel at Veitsiluoto Sawmill

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that the earlier published negotiations concerning temporary lay-offs of the whole personnel at Veitsiluoto Sawmill in Finland for productional and financial reasons were completed today. The conclusion of the negotiations, which started in May, is that presently there is no reasonable option for continuing operations on a profitable basis. All 92 employees will therefore be laid off step by step starting from 11 July 2005. The lay-offs are expected to last until at least the end of the year.

During the lay-off period, Stora Enso Timber will continue to investigate options that might enable the sawmill to resume production on a profitable basis. Stora Enso Timber will continue to serve its customers from its other sawmills. The negotiations and following lay-offs are in line with the aims of Stora Enso’s European profit improvement programme, Profit 2007.

Operations at Veitsiluoto Sawmill are unprofitable owing to high raw material costs, declining prices for Nordic redwood products and high labour costs. Under current operating conditions there is no significant prospect of an improvement in profitability.

Veitsiluoto Sawmill has an annual production capacity of 300 000 m3 of sawn wood products for the construction and joinery industries and wood products trade.

For further information, please contact:

Pekka Hämäläinen, Senior Vice President, Nordic Production Group, Stora Enso Timber,

tel. +358 400 553 984

Peter Nissen, Mill Manager, Stora Enso Timber, Veitsiluoto Mill, tel. +358 400 294413

Matti Karjula, Senior Vice President, Wood Supply Finland, tel. +358 40 520 6240

Kari Vainio, Executive Vice President, Corporate Communications, tel. +44 7799 348 197

Keith B Russell, Senior Vice President, Investor Relations, tel. +44 20 7016 3146

Ulla Paajanen-Sainio, Vice President, Investor Relations and Financial Communications, tel. +358 40 763 8767

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel